

June 12, 2014

Via E-mail
Steven Allen Friedman
President, Chief Executive Officer and Director
Realco International, Inc.
17 Meromei Hasodeh Street
Kiryat Sefer, Modiin Illit, Israel

Re: Realco International, Inc.
Amendment No. 2 to Form S-1
Filed May 30, 2014
File No. 333-194811

Dear Mr. Friedman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you do not appear to have revised your disclosure in response to comment 2 of our letter dated May 20, 2014. We therefore reissue our prior comment. We note your response to comment 2 of our letter dated April 22, 2014 in which you have revised to advise dealers of their prospectus delivery obligation on the front cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K and relocate to the outside back cover page.

2.   We note your response to comment 3 and that you have disclosed your accounting policies for organization costs. Please also disclose in an amended filing, your accounting policy for offering costs. Finally, disclose within the notes to your financial statements the total amount of organization and offering costs incurred as of the most recent balance sheet date.

Prospectus Cover Page, page 3

3.   We direct your attention to the top of page 3 and we reissue comment 4 of our letter dated May 20, 2014. We note your disclosure that the prospectus is subject to completion dated March 25, 2014. Please revise to update.

Directors, Executive Officers, Promoters, and Control Persons, page 24

4.   For your director, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Friedman should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Part II. Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution, page 48

5.   Your response to comment 20 of the Staff's April 22, 2014 comment letter indicated that there is not a third party who has paid expenses associated with the offering. As such, please delete the phrase "* paid by a third party."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Stacie Gorman, Senior Counsel, at (202) 551-3585 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief

cc: Adam S. Tracy
        Via E-mail